EXHIBIT 99.22




                                  NEWS RELEASE

                           GLENCAIRN GOLD CORPORATION
                 -----------------------------------------------

                 500 - 6 Adelaide St. East, Toronto, ON M5C 1H6
                     Ph: (416) 860-0919 Fax: (416) 367-0182

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO
U.S. NEWSWIRE SERVICES


FOR IMMEDIATE RELEASE                                                   TSX: GGG
November 11, 2004


              GLENCAIRN IMPROVES OPERATING RESULTS IN THIRD QUARTER

Glencairn Gold Corporation is pleased to report its results for the three-month period ended September 30, 2004 (Q3/04). Consolidated financial statements for Q3/04 and management's discussion and analysis can be viewed on our web site at www.glencairngold.com and have been filed on SEDAR (www.sedar.com). All currency figures are in US$.

"The third quarter of 2004 was a pivotal time for Glencairn," said President & CEO Kerry Knoll. "Our investment in the Limon Mine in Nicaragua began to show solid results, construction of the Bellavista Mine in Costa Rica passed the halfway mark and exploration drilling on the Limon concession confirmed an exciting new gold discovery."

A conference call with Company management to discuss the quarterly results will be held Friday, November 12, beginning at 11:00 a.m., Toronto time. To participate, callers are invited to dial in to 416-695-6140 or 1-888-789-0150 and use the access code "Glencairn".

Highlights

     *    Gold sales increase for the third consecutive quarter

     * Cash operating costs and total cash costs per ounce decline for third consecutive quarter

     *    New discovery, the Victoria Zone, on Limon Concession

     * Bellavista construction more than half completed with gold production scheduled for Q2/05

At the Limon Mine in Nicaragua, currently the Company's only operating mine, new equipment and a general tightening of controls during the past several months has allowed the operation to report its best quarterly performance since Glencairn acquired it in late 2003. Gold sales were up for the third consecutive quarter, rising to 13,182 ounces in Q3/04 from 12,119 in Q2/04 and 10,436 in Q1/04, while cash operating costs per ounce of gold sold was down for the third consecutive quarter, declining to $268 in Q3/04 from $319 in Q2/04 and $346 in Q1/04. The realized price per ounce sold remained essentially flat throughout the first nine months of 2004, averaging $407 in Q1, $397 in Q2 and $404 in Q3. Earnings from mining operations rose to $709,000 in Q3/04 from $44,000 in Q2/04 and a loss of $78,000 in Q1/04. Earnings from mining operations for the first nine months were $675,000 compared to $1.3 million in the first nine months of 2003.

For the three months ended September 30, 2004, the Company recorded a net loss of $2.2 million or $0.02 per share compared to net earnings of $685,000 or $0.01 per share in Q3/03. For the nine-month period ended September 30 the net loss was $8.3 million in 2004 compared to $67,000 in 2003.

The biggest factor for the increased loss in 2004 was higher exploration expenditures. For the third quarter exploration expenditures were $1.7 million in 2004 versus $275,000 in 2003; for the nine months the comparable expenditures were $4.0 million in 2004 and $679,000 in 2003.

Exploration conducted through the first nine months of 2004 is already beginning to show results that are likely to assure Limon's future for several years to come. On November 4, 2004, the Company announced

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that mineral  resources at Limon  increased  78% since  December 31, 2003,  as a result of diligent exploration work at the Santa Pancha zone during the first nine months of 2004. These ounces were added at a cost of just $15 per ounce. Perhaps even more significantly, a new discovery on the Limon concession announced August 13 - the Victoria Zone - has the potential to have a major impact on the Company's production profile, although it is too soon to determine what impact this will have on the long-term mining plan. Drilling is continuing on the Victoria Zone.

Meanwhile, construction of the Company's second gold mine, the Bellavista Mine in Costa Rica, continues to progress. Heavier than average rainfall during September and late delivery of some items to the site resulted in the project running about two months behind schedule and approximately 15% over budget. Bellavista is now scheduled to produce its first gold in Q2/05 and quickly attain its designed production rate to average 60,000 ounces per year, more than doubling the Company's current production on an annualized basis.

The Company is currently debt free and has not sold any of its future gold production. At the end of Q3/04, working capital was $20.5 million, of which $12.8 million was in cash. The Company may seek additional funding in 2005 as a result of additional construction costs at Bellavista and the need to follow-up on the positive exploration results at Limon.

Subsequent to quarter end, a revised long-term production plan was prepared and a new resource calculation was completed based on drilling results from the Santa Pancha Zone at Limon. The production plan reflects the two-month delay at Bellavista and shows lower production than previously expected during 2004 and 2005. However, total gold production is expected to increase from 46,000 ounces in 2004 to 127,000 by 2007 based only on current mineral reserves and resources and without taking into consideration potential future exploration success.

                     Key Statistics Three Months Ended Nine

FIX HEADER


Gold ounces sold                                      13,182             12,443            35,737            34,594
Realized price per ounce                            $    404            $   360           $   402           $   341
Cash operating cost per ounce sold                  $    268            $   218           $   308           $   243
Total cash cost per ounce sold                      $    290            $   243           $   331           $   261
Tonnes milled                                         88,804             79,358           252,339           209,240
Grade milled (grams per tonne)                           5.4                5.9               5.0               6.0
Mill recovery (%)                                       85.1               87.2              84.4              88.0
Operating cost per tonne                            $     40            $    38           $    40           $    40
Gold ounces produced                                  13,555             13,178            34,117            35,563


To find out more about Glencairn Gold Corporation (TSX:GGG), visit our website at www.glencairngold.com.


***

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FORWARD-LOOKING  STATEMENTS:  Some of the  statements  contained  in  this  news release are forward-looking statements, such as estimates and statements that describe Glencairn's future plans, objectives or goals, including words to the effect that Glencairn or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as "believes", "anticipates", "intends", "expects", "estimates", "may", "could", "would", "will", or "plan". Such forward-looking statements are made pursuant to the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs, and Glencairn's financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Glencairn's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Glencairn produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Glencairn operates, technological and operational difficulties encountered in connection with Glencairn's mining activities, labour relations matters, costs, and changing foreign exchange rates. This list is not exhaustive of the factors that may affect any of Glencairn's forward-looking statements. These and other factors should be considered carefully and readers should not place undue
reliance  on  Glencairn's   forward-looking   statements.   Further  information
regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by Glencairn with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Glencairn does not undertake to update any forward-looking statement that may be made from time to time by Glencairn or on its behalf, except in accordance with applicable securities laws. Throughout this news release, all amounts are in U.S. currency.